EXECUTION COPY

STRICTLY PRIVATE AND CONFIDENTIAL

March 31, 2008

Peak Gold Ltd.
Suite 3110 – 666 Burrard St.
Vancouver, British Columbia
V6C 2X8

Attention: President and Chief Executive Officer

Metallica Resources Inc.
c/o Metallica Management Inc.
12200 E. Briarwood Avenue
Suite 165
Centennial, Colorado 80112

Attention: President and Chief Executive Officer

Dear Sirs:

This letter is to set out our agreement with respect to the proposed business combination between New Gold Inc. (“New Gold”), Peak Gold Ltd. (“Peak Gold”) and Metallica Resources Inc. (“Metallica”) pursuant to a transaction (the “Transaction”) whereby: (a) the holders of common shares of Peak Gold will receive common shares of New Gold on the basis of 0.1 of a common share of New Gold (the “Peak Gold Exchange Ratio”), or the Peak Gold Exchange Ratio and nominal cash consideration, for each one common share of Peak Gold; and (b) holders of common shares of Metallica will receive common shares of New Gold on the basis of 0.9 of a common share of New Gold (the “Metallica Exchange Ratio”), or the Metallica Exchange Ratio and nominal cash consideration, for each one common share of Metallica. We anticipate that the Transaction will be structured: (i) as an arrangement under the Business Corporations Act (British Columbia) (the “BCBCA”) between a newly formed, wholly-owned subsidiary of New Gold organized under the BCBCA (“NY BCA Subco”) and Peak Gold (the “BC Arrangement”); and (ii) an arrangement under the Canada Business Corporations Act (“CBCA”) between a newly formed, wholly-owned subsidiary of New Gold organized under the CBCA (“NY CBCA Subco”) and Metallica (the “CBCA Arrangement”), which arrangements may involve an amalgamation or share exchange or both. However, the final structure will be determined collectively by New Gold, Metallica and Peak Gold based on tax, securities, corporate law and other considerations. Each of New Gold, NY BCA Subco, NY CBCA Subco, Peak Gold and Metallica shall herein be collectively referred to as the “Parties” and, individually, as a “Party”, as applicable.

1.

Basis of Transaction:

(a)

Peak Gold Securities: There are currently outstanding 874,014,688 common shares of Peak Gold and options, warrants, convertible or exchangeable securities and other rights to acquire common shares of Peak Gold which entitle the holders thereof to acquire 322,602,667 common shares of Peak Gold at prices ranging between $0.10 and $1.50 and terminating no later than March 20, 2013, particulars of which are set out in a memorandum executed and delivered to each of New Gold and Metallica by Peak Gold and dated the date of this agreement (the “Peak Gold Disclosure Memorandum”). No additional securities (excluding common shares issuable pursuant to currently outstanding securities) of Peak Gold shall be issued, and none of the terms of any of the currently outstanding securities of Peak Gold shall be amended, prior to the completion of the Transaction. Each outstanding option, warrant, convertible and exchangeable security and any other right to acquire common shares of Peak Gold shall entitle, or shall be exchanged for an option, warrant, convertible or exchangeable security or other right of New Gold that shall entitle the holder thereof to receive upon the exercise, exchange or conversion thereof that number of common shares of New Gold as is determined based upon the Peak Gold Exchange Ratio in lieu of one common share of Peak Gold and on the same other terms and conditions as the original option, warrant, convertible or exchangeable security or other right to acquire a common share of Peak Gold.

(b)

Metallica Securities: There are currently outstanding 93,187,076 common shares of Metallica and options, warrants, convertible or exchangeable securities and other rights to acquire common shares of Metallica which entitle the holders thereof to acquire 25,852,035 common shares of Metallica at prices ranging between $1.42 and $5.66 and terminating no later than January 15, 2013, particulars of which are set out in a memorandum executed and delivered to each of New Gold and Peak Gold by Metallica and dated the date of this agreement (the “Metallica Disclosure Memorandum”). No additional securities (excluding common shares issuable pursuant to currently outstanding securities) of Metallica shall be issued, and none of the terms of any of the currently outstanding securities of Metallica shall be amended, prior to the completion of the Transaction. Each outstanding option, warrant, convertible and exchangeable security and any other right to acquire common shares of Metallica shall entitle, or shall be exchanged for an option, warrant, convertible or exchangeable security or other right of New Gold that shall entitle the holder thereof to receive upon the exercise, exchange or conversion thereof that number of common shares of New Gold as is determined based upon the Metallica Exchange Ratio in lieu of one common share of Metallica and on the same other terms and conditions as the original option, warrant, convertible or exchangeable security or other right to acquire a common share of Metallica.

(c)

New Gold Securities: There are currently outstanding 36,949,717 common shares of New Gold and options, warrants, convertible or exchangeable securities and other rights to acquire common shares of New Gold which entitle the holders thereof to acquire an aggregate of 33,786,443 common shares of New Gold at prices ranging between $15.00 and $4.60 and terminating no later than June 28, 2017, particulars of which are set out in a memorandum executed and delivered to each of Peak Gold and Metallica by New Gold and dated the date of this agreement (the “New Gold Disclosure Memorandum”). No additional securities (excluding common shares issuable pursuant to currently outstanding securities) of New Gold shall be issued, and none of the terms of any of the currently outstanding securities of New Gold shall be amended, prior to the completion of the Transaction.

(d)

Board of Directors and Management: The board of directors and senior management of New Gold following the completion of the Transaction shall be as follows: Clifford Davis (Director), Pierre Lassonde (Director), Craig Nelsen (Chairman of the Board and Director), Paul Sweeney (Director), Ian Telfer (Director), Robert Gallagher (Chief Executive Officer and Director) and Basil Huxham (Chief Financial Officer);

(e)

Head Office: The head office of New Gold following completion of the Transaction shall be Suite 3110, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8;

(f)

Name: The name of New Gold following the completion of the Transaction shall be New Gold; and

(g)

Tax Rollover: Each of New Gold, Metallica and Peak Gold shall (i) structure the transactions contemplated herein to generally provide Metallica shareholders and Peak Gold shareholders who are persons resident in Canada and who hold their shares as capital property for the purposes of the Income Tax Act (Canada) (other than such persons who are exempt from tax under the Income Tax Act (Canada)) with the ability to obtain a tax deferred rollover in connection with the Transaction, (ii) use all reasonable efforts to structure the transactions contemplated herein in such a manner that the portion of the gain attributable to the New Gold common shares received by Metallica shareholders and Peak Gold shareholders would be considered eligible for a tax deferred rollover for United States tax purposes, and (iii) structure the transactions contemplated herein to generally provide that holders of Metallica options and Peak Gold options who received such options in the capacity of being an employee of Metallica or Peak Gold for purposes of the Income Tax Act (Canada) are not liable to pay Canadian income taxes in respect of such options as a result of the Transaction.

2.

Access to Information

(a)

Each of the Parties and their respective accountants, legal counsel, technical and financial advisors and other representatives thereof shall be entitled to, subject to obtaining any necessary consents, have full access during normal business hours to all properties, information and records relating to any other Party, including, but not limited to, all related facilities, buildings, equipment, assets, drill cores, assay results, maps and diagrams, books, contracts, financial statements, forecasts, financial projections, studies, records, operating permits and licences and any other documentation (whether in writing or stored in computerized, electronic, disk, tape, microfilm or any other form) or materials of any nature whatsoever.

(b)

Until the completion of the Transaction, each Party shall notify each other Party of any significant development or material change relating to its business, operations, assets or prospects, promptly after becoming aware of any such development or change. In particular, but without limitation, New Gold covenants and agrees that it will provide each of Metallica and Peak Gold with regular and comprehensive updates (no less frequently than each second day) concerning its negotiations with the holders of its outstanding 10% Notes which shall includes copies of all drafts of any documentation prepared in connection with the waiver of any obligation of New Gold to the holders of such Notes or the amendment of any existing documentation relating to such Notes. At the request of either of Metallica or Peak Gold, New Gold will, forthwith, provide each of Peak Gold and Metallica, concurrently, with any information relating to negotiations with such noteholders.

(c)

Any investigation made by a Party and its advisors shall not mitigate, diminish or affect the representations made to such Party by the other parties hereto.

3.

Definitive Agreement:

The Parties agree to negotiate in good faith and use their best efforts to enter into a definitive agreement providing for the Transaction and consistent with the terms hereof (the “Definitive Agreement”) on or before May 9, 2008 (with the date of execution of the Definitive Agreement being the “Definitive Agreement Date”). The Definitive Agreement shall be in form and substance satisfactory to each of the Parties and shall include customary terms and conditions consistent with industry practice, including representations and warranties, covenants (including a covenant on the part of each of New Gold, Peak Gold and Metallica that they will recommend that their respective shareholders to vote in favour of the Transaction) conditions and completion mechanics (including, without limitation, the representations and warranties, covenants, conditions and completion mechanics contained in this agreement to the extent still applicable), for a transaction of the nature of the Transaction.

The initial draft of the Definitive Agreement shall be prepared by counsel to Peak Gold.

4.

Representations and Warranties of New Gold:

New Gold hereby represents and warrants to and in favour of Peak Gold and Metallica as follows and acknowledges that Peak Gold and Metallica are relying upon such representations and warranties in connection with the matters contemplated by this agreement:

(a)

New Gold is a validly subsisting corporation under the laws of British Columbia and has the corporate power, authority and capacity and holds all material licenses and permits required for it to own or lease its property and assets and to carry on its business as now conducted by it except where the failure to hold such licenses or permits individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on New Gold. New Gold has no subsidiaries or equity interests in any other corporation or other entities.

“Material Adverse Effect” means, in respect of any Party , an effect that is material and adverse to the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, condition (financial or otherwise), operations or results of operations of that Party and its subsidiaries and material joint ventures taken as a whole, other than any change, effect, event or occurrence:

(i)

relating to the global economy, political conditions or securities markets in general;

(ii)

affecting the worldwide gold and copper mining industry in general;

(iii)

relating to a change in the market trading price of publicly traded securities of that Party, either:

A.

related to this agreement and the Transaction or the announcement thereof, or

B.

related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect under clauses (i), (ii), (iv), (v), (vi) or (vii) hereof;

(iv)

relating to any of the principal markets served by that Party’s business generally or shortages or price changes with respect to raw materials, metals or other products used or sold by that Party;

(v)

relating to the rate at which Canadian dollars can be exchanged for United States dollars or vice versa;

(vi)

relating to any generally applicable change in applicable laws or regulations (other than orders, judgments or decrees against that Party any of its Subsidiaries and material joint ventures) or in Canadian generally accepted accounting principles; or

(vii)

attributable to the announcement or pendancy of this letter agreement or the Transaction, or otherwise contemplated by or resulting from the terms of this agreement,

provided, however, that such effect referred to in clause (i), (ii), (iv) or (vi) above does not primarily relate only to (or have the effect of primarily relating only to) that Party and its subsidiaries and material joint ventures, taken as a whole, or disproportionately adversely affect that Party and its subsidiaries and material joint ventures taken as a whole, compared to other companies of similar size operating in the industry in which that Party and its subsidiaries and material joint ventures operate.

(b)

Neither the execution and delivery of this agreement by New Gold nor the consummation of the Transaction will conflict with or result in:

(i)

a violation, contravention or breach of any of the terms, conditions or provisions of any agreement or instrument to which New Gold is a party or by which New Gold is bound or constitute a default by New Gold thereunder, or under any statute, regulation, judgment, decree or law to which New Gold is subject or bound, or result in the creation or imposition of any mortgage, lien, charge or encumbrance of any nature whatsoever (collectively, “Encumbrances” and, individually, an “Encumbrance”) upon the assets of New Gold; or

(ii)

a violation by New Gold of any law or regulation or any applicable order of any court, arbitrator or governmental authority having jurisdiction over New Gold,

other than any such violations, contraventions, breaches, defaults or Encumbrances that individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on New Gold.

(c)

Other than as disclosed in the New Gold Disclosure Memorandum, no person (which word shall be given the broadest interpretation possible in this agreement) has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from New Gold of any of the material assets of New Gold.

(d)

New Gold has all necessary power, authority and capacity to enter into this agreement and all other agreements and instruments to be executed by New Gold as contemplated by this agreement and to carry out the obligations thereof under this agreement and such other agreements and instruments.

(e)

The execution and delivery of this agreement have been authorized by all necessary corporate action of New Gold and this agreement constitutes a valid and binding obligation of New Gold enforceable against it in accordance with its terms subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.

(f)

New Gold has not entered into any agreement that would entitle any person to any valid claim against Peak Gold, Metallica or New Gold for a financial advisory fee, broker’s commission, finder’s fee or any like payment in respect of the Transaction or any other matter contemplated by this agreement except for any advisory fees disclosed in the New Gold Disclosure Memorandum.

(g)

The audited financial statements of New Gold for the year ended December 31, 2007 have been prepared in accordance with Canadian generally accepted accounting principles applied on a basis consistent with that for the audited financial statements of New Gold for the year ended December 31, 2006, are true, correct and complete in all material respects and present fairly the financial condition of New Gold as at December 31, 2007, including assets and liabilities as at December 31, 2007 and revenues, expenses and results of operations of New Gold for the year ended December 31, 2007.

(h)

New Gold is not subject to any cease trade or other order of any applicable stock exchange or securities regulatory authority and, to the knowledge of New Gold, no investigation or other proceedings involving New Gold which may operate to prevent or restrict trading of any securities of New Gold are currently in progress or pending before any applicable stock exchange or securities regulatory authority.

(i)

As of the date hereof, there are 36,949,717 common shares of New Gold outstanding and there are no options, warrants, or other securities of New Gold convertible into or exchangeable for, or other rights to acquire, common shares of New Gold outstanding and no person has any agreement, right or privilege capable of becoming such for the purchase, subscription, allotment or issue of any of the unissued securities of New Gold other than outstanding options, warrants and other rights to acquire an aggregate of 33,786,443 common shares of New Gold, particulars of which are set out in the New Gold Disclosure Memorandum.

(j)

Except as disclosed in the New Gold Disclosure Memorandum, New Gold does not have any material liability or obligation, whether accrued, absolute, contingent or otherwise, not reflected in its latest publicly-disclosed financial statements.

(k)

There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the knowledge of New Gold, threatened against New Gold before any court, regulatory or administrative agency or tribunal.

(l)

Other than as publicly disclosed, there are no actions, suits or other legal proceedings currently pending, or to the knowledge of New Gold, threatened against New Gold which individually or in the aggregate have, or could reasonably be expected to have, a Material Adverse Effect on New Gold.

(m)

New Gold has filed with the securities regulatory authorities, stock exchanges and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to in this subsection as the “New Gold Documents”). The New Gold Documents, at the time filed or, if amended, as of the date of such amendment: (a) did not contain any misrepresentation (as defined or interpreted by securities regulatory authorities) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all securities regulatory authorities having jurisdiction over New Gold, except where such non-compliance has not had and would not reasonably be expected to have a Material Adverse Effect on New Gold. New Gold has not filed any confidential material change or other report or other document with any securities regulatory authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(n)

The common shares of New Gold are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and the American Stock Exchange (the “AMEX”).

(o)

All covenants, agreements, undertakings, assurances and other obligations of New Gold to the holders of its outstanding 10% Notes and Convertible Debentures are fully and completely set out in the Indentures relating to such obligations that have been filed with Canadian Securities Regulators on SEDAR, except in the case of the outstanding 10% Notes of New Gold and those additional proposed covenants and other amendments that are set out in the blacklined copies of the Amended and Restated Note Indentures provided by counsel to New Gold to counsel for each of Metallica and Peak Gold via email on March 29, 2008 at 12:46 p.m.

5.

Representations and Warranties of Peak Gold:

Peak Gold hereby represents and warrants to and in favour of New Gold and Metallica as follows and acknowledges that New Gold and Metallica are relying upon such representations and warranties in connection with the matters contemplated by this agreement:

(a)

Peak Gold and each of its subsidiaries (collectively the “Peak Gold Group”) is a validly subsisting corporation under the laws of its jurisdiction of incorporation and has the corporate power and capacity, and holds all material licenses and permits required for the Peak Gold Group, to own or lease its property and assets and to carry on its business as now conducted by it except where the failure to hold such licenses or permits individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on the Peak Gold Group.

(b)

Neither the execution and delivery of this agreement by Peak Gold nor the consummation of the Transaction will conflict with or result in:

(i)

a violation, contravention or breach of any of the terms, conditions or provisions of any agreement or instrument to which any member of the Peak Gold Group is a party or by which any member of the Peak Gold Group is bound or constitute a default by any member of the Peak Gold Group thereunder, or under any statute, regulation, judgment, decree or law by which any member of the Peak Gold Group is subject or bound, or result in the creation or imposition of any Encumbrance upon the assets of any member of the Peak Gold Group; or

(ii)

a violation by any member of the Peak Gold Group of any law or regulation or any applicable order of any court, arbitrator or governmental authority having jurisdiction over any member of the Peak Gold Group, other than any such violations, contraventions, breaches, defaults or Encumbrances that individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on the Peak Gold Group.

(c)

As at the date of this letter agreement other than disclosed by Peak Gold in the Peak Gold Disclosure Memorandum, no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from any member of the Peak Gold Group of any of the material assets of the Peak Gold Group.

(d)

Peak Gold has all necessary power, authority and capacity to enter into this agreement and all other agreements and instruments to be executed by Peak Gold as contemplated by this agreement and to carry out the obligations thereof under this agreement and such other agreements and instruments.

(e)

The execution and delivery of this agreement have been authorized by all necessary corporate action of Peak Gold and this agreement constitutes a valid and binding obligation of Peak Gold enforceable against it in accordance with its terms subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.

(f)

Peak Gold has not entered into any agreement that would entitle any person to any valid claim against New Gold, Metallica or Peak Gold for a financial advisory fee, broker’s commission, finder’s fee or any like payment in respect of the Transaction or any other matter contemplated by this agreement except for any financial advisory fees disclosed in the Peak Gold Disclosure Memorandum.

(g)

The audited consolidated financial statements of Peak Gold for the thirteen months ended December 31, 2007 have been prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis with that for the audited consolidated financial statements of Peak Gold for the period ended November 30, 2006 are true, correct and complete in all material respects and present fairly the financial condition of Peak Gold as at December 31, 2007 including assets and liabilities as at December 31, 2007 and revenues, expenses and results of operations of Peak Gold for thirteen months ended December 31, 2007

(h)

Peak Gold is not subject to any cease trade or other order of any applicable stock exchange or securities regulatory authority and, to the knowledge of Peak Gold, no investigation or other proceedings involving Peak Gold which may operate to prevent or restrict trading of any securities of Peak Gold are currently in progress or pending before any applicable stock exchange or securities regulatory authority.

(i)

As of the date hereof, there are 874,014,688 common shares of Peak Gold outstanding and there are no options, warrants, or other securities of Peak Gold convertible into or exchangeable for, or other rights to acquire, common shares of Peak Gold outstanding and no person has any agreement, right or privilege capable of becoming such for the purchase, subscription, allotment or issue of any of the unissued securities of Peak Gold other than outstanding options, warrants and other rights to acquire an aggregate of 322,602,667 common shares of Peak Gold, particulars of which are set out in the Peak Gold Disclosure Memorandum.

(j)

Peak Gold does not have any material liability or obligation, whether accrued, absolute, contingent or otherwise, not reflected in its latest publicly-disclosed financial statements.

(k)

There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the knowledge of Peak Gold, threatened against the Peak Gold Group before any court, regulatory or administrative agency or tribunal.

(l)

Other than as publicly disclosed, there are no actions, suits or other legal proceedings currently pending, or to the knowledge of Peak Gold, threatened against the Peak Gold Group which individually or in the aggregate have, or could reasonably be expected to have a Material Adverse Effect on the Peak Gold Group.

(m)

Peak Gold has filed with the securities regulatory authorities, stock exchanges and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to in this subsection as the “Peak Gold Documents”). The Peak Gold Documents, at the time filed or, if amended, as of the date of such amendment: (a) did not contain any misrepresentation (as defined or interpreted by securities regulatory authorities) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all securities regulatory authorities having jurisdiction over Peak Gold , except where such non-compliance has not had and would not reasonably be expected to have a Material Adverse Effect on Peak Gold. Peak Gold has not filed any confidential material change or other report or other document with any securities regulatory authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(n)

The common shares of Peak Gold are listed and posted for trading on the TSX Venture Exchange (the “TSX-V”).

6.

Representations and Warranties of Metallica:

Metallica hereby represents and warrants to and in favour of New Gold and Peak Gold as follows and acknowledges that New Gold and Peak Gold are relying upon such representations and warranties in connection with the matters contemplated by this agreement:

(a)

Metallica and each of its subsidiaries (collectively the “Metallica Group”) is a validly subsisting corporation under the laws of its jurisdiction of incorporation and has the corporate power and capacity, and holds all material licenses and permits required for the Metallica Group, to own or lease its property and assets and to carry on its business as now conducted by it except where the failure to hold such licenses or permits individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on the Metallica Group.

(b)

Neither the execution and delivery of this agreement by Metallica nor the consummation of the Transaction will conflict with or result in:

(i)

a violation, contravention or breach of any of the terms, conditions or provisions of any agreement or instrument to which any member of the Metallica Group is a party or by which any member of the Metallica Group is bound or constitute a default by any member of the Metallica Group thereunder, or under any statute, regulation, judgment, decree or law by which any member of the Metallica Group is subject or bound, or result in the creation or imposition of any Encumbrance upon the assets of any member of the Metallica Group; or

(ii)

a violation by the Metallica Group of any law or regulation or any applicable order of any court, arbitrator or governmental authority having jurisdiction over any member of the Metallica Group,

other than any such violations, contraventions, breaches, defaults or Encumbrances that individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on the Metallica Group.

(c)

Other than disclosed by Metallica in the Metallica Disclosure Memorandum, no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from any member of the Metallica Group of any of the material assets of the Metallica Group.

(d)

Metallica has all necessary power, authority and capacity to enter into this agreement and all other agreements and instruments to be executed by Metallica as contemplated by this agreement and to carry out the obligations thereof under this agreement and such other agreements and instruments.

(e)

The execution and delivery of this agreement have been authorized by all necessary corporate action of Metallica and this agreement constitutes a valid and binding obligation of Metallica enforceable against it in accordance with its terms subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.

(f)

Metallica has not entered into any agreement that would entitle any person to any valid claim against New Gold, Peak Gold or Metallica for a financial advisory fee, broker’s commission, finder’s fee or any like payment in respect of the Transaction or any other matter contemplated by this agreement except for any financial advisory fees disclosed in the Metallica Disclosure Memorandum.

(g)

The audited consolidated financial statements of Metallica for the year ended December 31, 2007 have been prepared in accordance with Canadian generally accepted accounting principles applied on a basis consistent with that for the audited consolidated financial statements of Metallica for the year ended December 31, 2006 are true, correct and complete in all material respects and present fairly the financial condition of Metallica as at December 31, 2006, including assets and liabilities as at December 31, 2007 and revenues, expenses and results of operations of Metallica for the year ended December 31, 2007.

(h)

Metallica is not subject to any cease trade or other order of any applicable stock exchange or securities regulatory authority and, to the knowledge of Metallica, no investigation or other proceedings involving Metallica which may operate to prevent or restrict trading of any securities of Metallica are currently in progress or pending before any applicable stock exchange or securities regulatory authority.

(i)

As of the date hereof, there are 93,187,076 common shares of Metallica outstanding and there are no options, warrants, or other securities of Metallica convertible into or exchangeable for, or other rights to acquire, common shares of Metallica outstanding and no person has any agreement, right or privilege capable of becoming such for the purchase, subscription, allotment or issue of any of the unissued securities of Metallica other than outstanding options, warrants and other rights to acquire an aggregate of 25,852,035 common shares of Metallica, particulars of which are set out in the Metallica Disclosure Memorandum.

(j)

Metallica does not have any material liability or obligation, whether accrued, absolute, contingent or otherwise, not reflected in its latest publicly-disclosed financial statements.

(k)

There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the knowledge of Metallica, threatened against the Metallica Group before any court, regulatory or administrative agency or tribunal.

(l)

Other than as publicly disclosed, there are no actions, suits or other legal proceedings currently pending, or to the knowledge of Metallica, threatened against the Metallica Group which individually or in the aggregate have, or could reasonably be expected to have a Material Adverse Effect on Metallica.

(m)

Metallica has filed with the securities regulatory authorities, stock exchanges and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to in this subsection as the “Metallica Documents”). The Metallica Documents, at the time filed or, if amended, as of the date of such amendment: (a) did not contain any misrepresentation (as defined or interpreted by securities regulatory authorities) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all securities regulatory authorities having jurisdiction over Metallica, except where such non-compliance has not had and would not reasonably be expected to have a Material Adverse Effect on Metallica. Metallica has not filed any confidential material change or other report or other document with any securities regulatory authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(n)

The common shares of Metallica are listed and posted for trading on the TSX and the AMEX.

7.

Covenants of New Gold:

New Gold hereby covenants and agrees with Peak Gold and Metallica as follows:

(a)

Subject to obtaining any required consents, New Gold will promptly provide Peak Gold and Metallica with any information in the possession or control of New Gold and relating to New Gold and in addition, subject to confidentiality obligations, will provide any information specifically requested by Peak Gold, Metallica or their respective counsel so that Peak Gold and Metallica may complete their due diligence investigations of New Gold.

(b)

New Gold will use its commercially reasonable best efforts to satisfy all of the conditions precedent to the completion of the Transaction and will use its commercially reasonable best efforts to apply for and obtain, and will cooperate with Peak Gold and Metallica in applying for and obtaining, the consents, orders and approvals necessary for New Gold, Peak Gold and Metallica, respectively, to complete the Transaction.

(c)

New Gold will convene and hold a special meeting of its shareholders (including any adjournment, the “New Gold Meeting”) for the purpose of approving the issuance of New Gold common shares in connection with the Transaction as soon as, and as contemporaneously with, the Peak Gold Meeting as hereinafter defined) and the Metallica Meeting (as hereinafter defined), as reasonably practicable and, in any event no later than the later of the date of the Peak Gold Meeting or the Metallica Meeting. Except as otherwise provided in this Agreement, New Gold shall not adjourn or otherwise change the timing of the New Gold Meeting without the prior written consent of Peak Gold and Metallica, such consent not to be unreasonably withheld. In connection with the New Gold Meeting, as promptly as reasonably practicable, New Gold shall prepare a management information circular (the “New Gold Circular”) together with any other documents required by applicable laws in connection with the approval as stated above and New Gold shall give Peak Gold and Metallica the opportunity to review and comment on the New Gold Circular and all such other documents and the New Gold Circular and all such other documents shall be reasonably satisfactory to Peak Gold and Metallica, acting reasonably, before they are filed or distributed to the shareholders of New Gold subject to any disclosure obligations imposed on New Gold by any regulatory authority or any stock exchange.

(d)

New Gold shall ensure that the New Gold Circular complies with all applicable laws and, without limiting the generality of the foregoing, shall ensure that the New Gold Circular does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating solely to and provided by Peak Gold or Metallica).

(e)

New Gold shall promptly furnish to Peak Gold and Metallica all information concerning New Gold as may be required for the preparation of the Peak Gold Circular (as hereinafter defined) and the Metallica Circular (as hereinafter defined) and hereby covenants that no information furnished by New Gold in connection therewith or otherwise in connection with the consummation of the Transaction will contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is provided.

(f)

New Gold shall conduct its business only in, and shall not take any action except in the usual, ordinary and regular course of business of New Gold, consistent with past practices of New Gold or as contemplated by the New Gold Disclosure Memorandum, except as contemplated in this agreement.

(g)

New Gold shall not, except as provided for in this agreement or in the New Gold Disclosure Memorandum, without prior consultation with and the consent of Peak Gold and Metallica, directly or indirectly do, agree to do, or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment in respect of any of the shares of New Gold; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of New Gold, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire shares of New Gold (other than common shares issuable upon the exercise of currently outstanding options and warrants); (iv) redeem, purchase or otherwise acquire any of the outstanding shares of New Gold or other securities; (v) split, combine or reclassify any of the shares of New Gold; (vi) adopt resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction in respect of itself or any of the subsidiaries or adopt any plan of liquidation; or (vii) reduce its stated capital.

(h)

New Gold shall not, without prior consultation with and the consent of Peak Gold and Metallica, such consent not to be unreasonably withheld, enter into new commitments of a capital expenditure nature or incur any new contingent liabilities other than: (i) ordinary course expenditures including budgeted expenditures as disclosed in writing to Peak Gold and Metallica; (ii) expenditures required by law; (iii) expenditures made in connection with transactions contemplated in this agreement; and (iv) capital expenditures required to prevent the occurrence of a Material Adverse Effect.

(i)

New Gold shall use its best efforts to obtain waivers of compliance with, or amendments to, the covenants, undertakings and agreements made by it in favor of the holders of its outstanding 10% Notes (including, without limitation, the covenants set forth in the Note Indenture dated as of June 28, 2007 between New Gold and Computershare Trust Company of Canada (the “Note Indenture”)) as Metallica and Peak Gold may request, on terms satisfactory to Metallica and Peak Gold in their respective sole discretion. In particular, but without limitation, New Gold will use its best efforts to prevent a “Permit Failure Offer to Redeem” obligation as defined in section 5.1 of the Note Indenture from arising by either (a) obtaining all necessary permits required to conduct mining operations at the New Afton Project, or (b) amending the Note Indenture to eliminate the obligation in section 5.1 thereof. It is further agreed that any change or adjustment to the terms of the Notes issued under the Note Indenture or any inducements paid to obtain such waivers or amendments may require corresponding adjustments to the Peak Gold Exchange Ratio and the Metallica Exchange Ratio.

(j)

As soon as practicable following the execution and delivery of the Definitive Agreement, New Gold will cause NY BCA Subco and NY CBCA Subco to apply to a court of competent jurisdiction and obtain interim orders in respect of the BC Arrangement (the “BC Interim Order”) and the CBCA Arrangement (the “CBCA Interim Order”) on terms satisfactory to each of the Parties and at substantially the same time;

(k)

following approval of the Peak Gold Resolution and the Metallica Resolution at the Peak Gold Meeting and the Metallica Meeting, respectively, New Gold will forthwith cause NY BCA Subco and NY CBCA Subco to apply to a court of competent jurisdiction for Final Orders approving the BC Arrangement (the “BC Final Order”) and the CBCA Arrangement (the “CBCA Final Order”) on terms satisfactory to each of the Parties;

(l)

New Gold shall use commercially reasonable best efforts to cause the common shares of New Gold to be issued to holders of Peak Gold common shares and Metallica common shares in connection with the Transaction to be listed on all exchanges on which the New Gold common shares are listed and either: (i) cause the existing warrants of Peak Gold and Metallica listed on the TSX to remain listed on the TSX; or (ii) cause the New Gold warrants to be issued to warrantholders of Peak Gold and Metallica in connection with the Transaction in exchange for existing warrants of Peak Gold and Metallica listed on the TSX to be listed on the TSX;

(m)

If, in connection with the Transaction, New Gold issues options to any holder of Peak Gold or Metallica options that is resident in the United States, New Gold will use commercially reasonable efforts to register the New Gold common shares issuable upon the exercise of such options on Form S-8 under the United States Securities Act of 1933, as amended (the “1933 Act”), as soon as reasonably practicable after the closing of the Transaction, if and to the extent that such New Gold common shares are eligible for registration on such form.

8.

Covenants of Peak Gold:

Peak Gold hereby covenants and agrees with New Gold and Metallica as follows:

(a)

Subject to obtaining any required consents Peak Gold will promptly provide New Gold and Metallica with any information in the possession or control of Peak Gold and relating to the Peak Gold Group and in addition, subject to any confidentiality obligations, will provide any information specifically requested by New Gold, Metallica or their respective counsel so that New Gold and Metallica may complete their due diligence investigations of the Peak Gold Group.

(b)

Peak Gold will use its commercially reasonable best efforts to satisfy all of the conditions precedent to the completion of the Transaction and will use its commercially reasonable best efforts to apply for and obtain, and will cooperate with New Gold and Metallica in applying for and obtaining, the consents, orders and approvals necessary for New Gold, Peak Gold and Metallica, respectively, to complete the Transaction.

(c)

Peak Gold will convene and hold a special meeting of its shareholders (including any adjournment, the “Peak Gold Meeting”) as soon as possible for the purpose of approving the BC Arrangement (the “Peak Gold Resolution”) and in any event no later than June 24, 2008. Except as otherwise provided in this Agreement, Peak Gold shall not adjourn or otherwise change the timing of the Peak Gold Meeting without the prior written consent of New Gold and Metallica, such consent not to be unreasonably withheld. In connection with the Peak Gold Meeting, as promptly as reasonably practicable, Peak Gold shall prepare a management information circular (the “Peak Gold Circular”) together with any other documents required by applicable laws in connection with the approval of the Peak Gold Resolution and Peak Gold shall give New Gold and Metallica the opportunity to review and comment on the Peak Gold Circular and all such other documents and the Peak Gold Circular and all such other documents shall be reasonably satisfactory to New Gold and Metallica, acting reasonably, before they are filed or distributed to the shareholders of Peak Gold, subject to any disclosure obligations imposed on Peak Gold by any securities regulatory authority or any stock exchange.

(d)

Peak Gold shall ensure that the Peak Gold Circular complies with all applicable laws and, without limiting the generality of the foregoing, shall ensure that the Peak Gold Circular does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating solely to and provided by Metallica or New Gold).

(e)

Peak Gold shall promptly furnish to New Gold and Metallica all information concerning Peak Gold as may be required for the preparation of the New Gold Circular (if any) or the Metallica Circular (as defined below) and hereby covenants that no information furnished by Peak Gold in connection therewith or otherwise in connection with the consummation of the Transaction will contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is provided.

(f)

Peak Gold shall conduct its business only in, and shall not take any action except in the usual, ordinary and regular course of business of Peak Gold and consistent with past practices of Peak Gold or as contemplated in the Peak Gold Disclosure Memorandum and except as contemplated by this agreement.

(g)

Peak Gold shall not, except as provided for in this agreement or in the Peak Gold Disclosure Memorandum, without prior consultation with and the consent of New Gold and Metallica, directly or indirectly do, agree to do, or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment in respect of any of the shares of Peak Gold; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Peak Gold, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire shares of Peak Gold (other than common shares issuable upon the exercise of currently outstanding options and warrants); (iv) redeem, purchase or otherwise acquire any of the outstanding shares of Peak Gold or other securities; (v) split, combine or reclassify any of the shares of Peak Gold; (vi) adopt resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction in respect of itself or any of its subsidiaries or adopt any plan of liquidation; or (vii) reduce its stated capital.

(h)

Peak Gold shall not, and it shall cause its subsidiaries not to, without prior consultation with and the consent of New Gold and Metallica, such consent not to be unreasonably withheld, enter into new commitments of a capital expenditure nature or incur any new contingent liabilities other than: (i) ordinary course expenditures including budgeted expenditures as disclosed in writing to New Gold and Metallica; (ii) expenditures required by law; (iii) expenditures made in connection with transactions contemplated in this agreement, (iv) capital expenditures required to prevent the occurrence of a Material Adverse Effect; and (v) capital expenditures required in connection with the modification of the Amapari processing facility, which expenditures are not to exceed $2 million prior to signing the Definitive Agreement.

9.

Covenants of Metallica:

Metallica hereby covenants and agrees with New Gold and Peak Gold as follows:

(a)

Subject to obtaining any required consents Metallica will promptly provide New Gold and Peak Gold with any information in the possession or control of Metallica and relating to the Metallica Group and in addition, subject to any confidentiality obligations, will provide any information specifically requested by New Gold or Peak Gold or their respective counsel so that New Gold and Peak Gold may complete their due diligence investigations of the Metallica Group.

(b)

Metallica will use its commercially reasonable best efforts to satisfy all of the conditions precedent to the completion of the Transaction and will use its commercially reasonable best efforts to apply for and obtain, and will cooperate with New Gold and Peak Gold in applying for and obtaining, the consents, orders and approvals necessary for New Gold, Peak Gold or Metallica, respectively, to complete the Transaction.

(c)

Metallica will convene and hold a special meeting of its shareholders (including any adjournment, the “Metallica Meeting”) as soon as possible for the purpose of approving the CBCA Arrangement (the “Metallica Resolution”) and in any event no later than June 24, 2008. Except as otherwise provided in this Agreement, Metallica shall not adjourn or otherwise change the timing of the Metallica Meeting without the prior written consent of Peak Gold and New Gold, such consent not to be unreasonably withheld. In connection with the Metallica Meeting, as promptly as reasonably practicable, Metallica shall prepare a management information circular including amendments thereto required as a result of the adjournment of the Metallica Meeting (the “Metallica Circular”) together with any other documents required by applicable laws in connection with the approval of the Metallica Resolution and Metallica shall give New Gold and Peak Gold the opportunity to review and comment on the Metallica Circular and all such other documents and the Metallica Circular and all such other documents shall be reasonably satisfactory to New Gold and Peak Gold, acting reasonably, before they are filed or distributed to the shareholders of

Metallica, subject to any disclosure obligations imposed by any securities regulatory authority or any stock exchange.

(d)

Metallica shall ensure that the Metallica Circular complies with all applicable laws and, without limiting the generality of the foregoing, shall ensure that the Metallica Circular does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating solely to and provided by Peak Gold or New Gold).

(e)

Metallica shall promptly furnish to New Gold and Peak Gold all information concerning Metallica as may be required for the preparation of the New Gold Circular (if any) or the Peak Gold Circular and hereby covenants that no information furnished by Metallica in connection therewith or otherwise in connection with the consummation of the Transaction will contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is provided.

(f)

Metallica shall conduct its business only in, and shall not take any action except in the usual, ordinary and regular course of business of Metallica and consistent with past practices of Metallica or as contemplated in the Metallica Disclosure Memorandum and except as contemplated by this agreement.

(g)

Metallica shall not, except as provided for in this agreement or in the Metallica Disclosure Schedule, without prior consultation with and the consent of New Gold and Peak Gold, directly or indirectly do, agree to do, or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment in respect of any of the shares of Metallica; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Metallica, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire shares of Metallica (other than common shares issuable upon the exercise of currently outstanding options and warrants); (iv) redeem, purchase or otherwise acquire any of the shares of Metallica or other securities; (v) split, combine or reclassify any of the shares of Metallica; (vi) adopt resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction in respect of itself or any of its subsidiaries or adopt any plan of liquidation; or (vii) reduce its stated capital.

(h)

Metallica shall not, and it shall cause its subsidiaries not to, without prior consultation with and the consent of New Gold and Peak Gold, such consent not to be unreasonably withheld, enter into new commitments of a capital expenditure nature or incur any new contingent liabilities other than: (i) ordinary course expenditures including budgeted expenditures as disclosed in writing to New Gold and Peak Gold; (ii) expenditures required by law; (iii) expenditures made in connection with transactions contemplated in this agreement, and (iv) capital expenditures required to prevent the occurrence of a Material Adverse Effect.

10.

Mutual Conditions of Transaction:

The obligations of New Gold, Metallica and Peak Gold to complete the Transaction shall be subject to the satisfaction of, among others, the following mutual conditions, which may be waived only with the consent of all of the Parties:

(a)

Mutually acceptable and legally enforceable agreements and other documents, including the Definitive Agreement (collectively the “Transaction Documents”), shall have been entered into to give effect to the Transaction, with the Transaction Documents to contain customary and detailed conditions precedent, representations and warranties, covenants and provisions dealing with the mechanics of completing the Transaction as are typical for a transaction similar in nature to the Transaction.

(b)

The shareholders of Peak Gold shall have approved the Peak Gold Resolution in accordance with the terms of the BC Interim Order and approved or consented to such other matters as either Peak Gold, New Gold or Metallica shall consider necessary or desirable in connection with the Transaction in the manner required thereby.

(c)

The shareholders of Metallica shall have approved the Metallica Resolution in accordance with the CBCA Interim Order and approved or consented to such other matters as Peak Gold, New Gold or Metallica shall consider necessary or desirable in connection with the Transaction in the manner required thereby.

(d)

The shareholders of New Gold shall have approved the issuance of common shares of New Gold pursuant to the Transaction or as contemplated by this Agreement and approved or consented to such other matters as Peak Gold, New Gold or Metallica shall consider necessary or desirable in connection with the Transaction in the manner required thereby.

(e)

The BC Final Order and the CBCA Final Order shall have been granted on terms acceptable to the Parties, acting reasonably and shall not have been set side or modified in a manner unacceptable to the Parties, acting reasonably.

(f)

All governmental, court, regulatory, stock exchange, third person and other approvals, consents, waivers, orders, exemptions, agreements and all amendments and modifications to agreements, indentures and arrangements which New Gold, Metallica or Peak Gold shall consider necessary or desirable in connection with the Transaction and not otherwise specifically described in this agreement shall have been obtained in form satisfactory to New Gold, Metallica and Peak Gold, acting reasonably.

(g)

There shall have been no action taken under any applicable law or by any government or governmental or regulatory authority which

(i)

makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the Transaction, or

(ii)

results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Transaction which is, or could be, materially adverse to New Gold, the Metallica Group or the Peak Gold Group, respectively.

(h)

There shall have been no material change in the existing employment arrangements of any senior officer of New Gold, Peak Gold or Metallica or any subsidiary thereof from the date hereof and New Gold, Peak Gold or Metallica or any subsidiary thereof shall not have hired any additional senior officers.

(i)

The distribution of the securities pursuant to the Transaction shall be exempt from the prospectus and registration requirements of applicable Canadian securities laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian securities laws and shall not be subject to resale restrictions under applicable Canadian securities laws (other than as applicable to control persons or pursuant to section 2.6 of National Instrument 45-102).

(j)

The issuance of New Gold common shares, options, warrants and other securities to the holders of the Peak Gold and Metallica common shares, options, warrants and other securities, respectively, pursuant to the Transaction shall be exempt from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof, and in compliance with all applicable U.S. state securities laws.

11.

Conditions Precedent to the Obligations of New Gold:

The obligations of New Gold to complete the Transaction shall be subject to the satisfaction of, among others, the following conditions, any of which may be waived by New Gold:

(a)

Peak Gold and Metallica shall have performed and complied in all material respects with all of the covenants and obligations thereof required to be performed by Peak Gold and Metallica prior to the completion of the Transaction.

(b)

The representations and warranties of Peak Gold and Metallica contained in the Definitive Agreement shall be true and accurate, in all material respects, when made and on and as of the completion of the Transaction with the same force and effect as if they had been made at the completion of the Transaction.

(c)

Peak Gold and Metallica shall have complied in all respects with their respective covenants in Section 8(g) and 9(g) of this agreement.

(d)

There shall not have been any event or change that has had or would be reasonably likely to have a Material Adverse Effect on Peak Gold or Metallica.

(e)

Holders of no more than 10% of the outstanding common shares of Peak Gold or Metallica shall have dissented to the Transaction.

12.

Conditions Precedent to the Obligations of Peak Gold:

The obligations of Peak Gold in the case of (e) below, to execute and deliver the Definitive Agreement and, otherwise, to complete the Transaction shall be subject to the satisfaction of, among others, the following conditions, any of which may be waived by Peak Gold:

(a)

New Gold and Metallica shall have performed and complied in all material respects with all of the covenants and obligations thereof required to be performed by New Gold and Metallica prior to the completion of the Transaction.

(b)

The representations and warranties of New Gold and Metallica contained in the Definitive Agreement shall be true and accurate, in all material respects, when made and on and as of the completion of the Transaction with the same force and effect as if they had been made at the completion of the Transaction.

(c)

New Gold and Metallica shall have complied in all respects with their respective covenants in Sections 7(g) and 9(g) of this agreement.

(d)

There shall not have been any event or change that has had or would be reasonably likely to have a Material Adverse Effect on New Gold or Metallica.

(e)

New Gold shall have obtained waivers of compliance with, or amendments to, such of the covenants, undertakings and agreements made by it in favor of the holders of its outstanding 10% Notes (including, without limitation, the covenants set forth in the Note Indenture) as Metallica and Peak Gold may have requested on terms satisfactory to Peak Gold in its sole discretion. In particular but without limitation, New Gold shall have prevented a “Permit Failure Offer to Redeem” obligation as defined in section 5.1 of the Note Indenture from arising by either (a) obtaining all necessary permits required to conduct mining operations at the New Afton Project, or (b) amending the Note Indenture to eliminate the obligation in section 5.1 thereof. It is further agreed that, without limitation to the discretion of Peak Gold any change or adjustment to the terms of the Notes issued under the Note Indenture or any inducements paid to obtain such waivers or amendments may require corresponding adjustments to the Peak Gold Exchange Ratio and the Metallica Exchange Ratio.

(f)

Holders of no more than 10% of the outstanding common shares of Peak Gold or Metallica shall have dissented to the Transaction.

(g)

The common shares of New Gold to be issued to holders of Peak Gold common shares in connection with the Transaction and in connection with the exercise of options shall have been approved for listing on the TSX subject to official notice of issuance and other normal conditions and the warrants of New Gold to be issued to warrantholders of Peak Gold in connection with the Transaction in exchange for existing Warrants of Peak Gold shall have been approved for listing on the TSX, subject to official notice of issuance and other normal conditions.

13.

Conditions Precedent to the Obligations of Metallica:

The obligations of Metallica, in the case of (e) below, to execute and deliver the Definitive Agreement and, otherwise, to complete the Transaction shall be subject to the satisfaction of, among others, the following conditions, any of which may be waived by Metallica:

(a)

New Gold and Peak Gold shall have performed and complied in all material respects with all of the covenants and obligations thereof required to be performed by New Gold and Peak Gold prior to the completion of the Transaction.

(b)

The representations and warranties of New Gold and Peak Gold contained in the Definitive Agreement shall be true and accurate, in all material respects, when made and on and as of the completion of the Transaction with the same force and effect as if they had been made at the completion of the Transaction.

(c)

New Gold and Peak Gold shall have complied in all respects with their respective covenants in Sections 7(g) and 8(g) of this agreement.

(d)

There shall not have been any event or change that has had or would be reasonably likely to have a Material Adverse Effect on New Gold or Peak Gold.

(e)

New Gold shall have obtained waivers of compliance with, or amendments to, such of the covenants, undertakings and agreements made by it in favor of the holders of its outstanding 10% Notes (including, without limitation, the covenants set forth in the Note Indenture) as Metallica and Peak Gold may have requested on terms satisfactory to Metallica in its sole discretion. In particular but without limitation, New Gold shall have prevented a “Permit Failure Offer to Redeem” obligation as defined in section 5.1 of the Note Indenture from arising by either (a) obtaining all necessary permits required to conduct mining operations at the New Afton Project, or (b) amending the Note Indenture to eliminate the obligation in section 5.1 thereof. It is further agreed that, without limitation to the discretion of Metallica, any change or adjustment to the terms of the Notes issued under the Note Indenture or any inducements paid to obtain such waivers or amendments may require corresponding adjustments to the Peak Gold Exchange Ratio and the Metallica Exchange Ratio.

(f)

Holders of no more than 10% of the outstanding common shares of Metallica shall have dissented to the Transaction.

(g)

The common shares of New Gold to be issued to holders of Metallica common shares in connection with the Transaction and in connection with the exercise of options of shall have been approved for listing on all exchanges on which the New Gold common shares are listed, subject to official notice of issuance and other normal conditions and either: (i) the existing warrants of Metallica listed on the TSX shall remain listed on the TSX; or (ii) the warrants of New Gold to be issued to warrantholders of Metallica in connection with the Transaction in exchange for existing Warrants of Metallica listed on the TSX shall have been approved for listing on the TSX, subject to official notice of issuance and other normal conditions.

14.

Completion Date:

The Parties shall use their best efforts to complete the Transaction by July 2, 2008 (the “Completion Deadline”). For greater certainty, in the event that the Transaction has not been completed by the Completion Deadline, each of the Parties shall be entitled to terminate its obligations hereunder other than any obligations which it may then have pursuant to Schedule “A”.

15.

Completion:

Completion of the Transaction shall take place at the offices of Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, ON M5H 3C2, no later than the fifth business day following the date on which all conditions to the completion of the Transaction have been fulfilled to the satisfaction of the Parties hereto in whose favour such conditions apply (or been waived by such Parties), or any other place and date agreed to by the Parties.

16.

Acquisition Proposals:

The Parties agree to be bound by the covenants and provisions set forth in Schedule “A”.

17.

Termination:

Except for Section 4 of Schedule “A” to this agreement, this agreement may be terminated at any time prior to the Completion Deadline:

(a)

by New Gold, Peak Gold or Metallica if the Definitive Agreement is not executed on or before the May 9, 2008;

(b)

by any of New Gold, Metallica or Peak Gold if their respective due diligence reviews shall have resulted in the determination by New Gold, Metallica or Peak Gold, as the case may be, in their sole discretion, that there exist facts or circumstances which, in the opinion of such Party, would have a Material Adverse Effect upon any other Party or upon New Gold following completion of the Transaction;

(c)

by mutual written agreement between New Gold, Peak Gold and Metallica;

(d)

by New Gold, Peak Gold or Metallica if: (i) the board of directors of any other Party shall have withdrawn or modified in a manner adverse to it its approval or recommendation of the Transaction (in accordance with Section 2 or 3 of Schedule “A”); or (ii) the board of directors of any Party shall have approved or recommended an Acquisition Proposal; or (iii) any other Party shall have entered into a definitive agreement with respect to a Superior Proposal;

(e)

by any Party in order to enter into a definitive written agreement with respect to a Superior Proposal, subject to compliance with Section 3 of Schedule “A” and the payment of the Termination Payment required to be paid pursuant to Section 4 of Schedule “A”; provided for greater certainty, that any such termination shall terminate this agreement for all Parties;

(f)

by New Gold, Peak Gold or Metallica if the required approval of shareholders shall not have been obtained at the New Gold Meeting (if any), the Peak Gold Meeting or the Metallica Meeting;

(g)

by any Party if any condition precedent to its obligations has not been satisfied by the Completion Deadline or where it is clear that the condition cannot be satisfied prior to the Completion Deadline; or

(h)

by New Gold, Peak Gold or Metallica if there is a material breach by any other Party of its covenants under this agreement prior to the Completion Deadline.

18.

Miscellaneous:

(a)

Costs: Each Party shall pay its own respective costs and expenses (including all legal, accounting and financial advisory fees and expenses) in connection with the Transaction including expenses related to the preparation, execution and delivery of this agreement and the documents required hereunder.

(b)

Approvals:

(i)

Metallica hereby represents to New Gold and Peak Gold that its board of directors has authorized Metallica to proceed with the Transaction on and subject to the terms and conditions set out herein.

(ii)

Peak Gold hereby represents to New Gold and Metallica that its board of directors has authorized Peak Gold to proceed with the Transaction on and subject to the terms and conditions set out herein.

(iii)

New Gold hereby represents to Peak Gold and Metallica that its board of directors has authorized New Gold to proceed with the Transaction on and subject to the terms and conditions set out herein.

(c)

Public Announcements: The Parties agree to make a joint press release with respect to the Transaction as soon as practicable after the date on which this agreement has become effective and to otherwise coordinate the public disclosure and presentations made by them with respect to the Transaction. The Parties agree that such press release shall state that the directors and officers of each of the Parties have indicated that they support the Transaction and intend to vote their shares of the respective Parties for the approval of the Transaction. The Parties further agree that there will be no public announcement or other disclosure of the Transaction or of the matters dealt with herein unless they have mutually agreed thereto or unless otherwise required by applicable law or by regulatory instrument, rule or policy based on the advice of counsel. If any Party is required by applicable law or regulatory instrument, rule or policy to make a public announcement with respect to the Transaction, such party hereto will provide as much notice to the other Parties as reasonably possible, including the proposed text of the announcement.

(d)

Law: This agreement shall be governed by and be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the Parties irrevocably attorns to the nonexclusive jurisdiction of the courts of the Province of Ontario.

(e)

Amendment: This agreement may, at any time and from time to time, be amended by written agreement of the Parties hereto.

(f)

Assignment: No Party may assign its rights or obligations under this agreement without the prior written consent of the other Parties hereto.

(g)

Binding Effect: This agreement shall be binding upon and shall enure to the benefit of the Parties hereto and their respective successors and permitted assigns.

(h)

Waiver: Any waiver or release of any of the provisions of this agreement, to be effective, must be in writing and executed by the Party hereto granting such waiver or right.

(i)

Confidentiality Agreement: The Parties acknowledge that the transaction contemplated by this agreement is subject to a confidentiality agreement dated as of March 3, 2008 between New Gold, Peak Gold and Metallica (the “Confidentiality Agreement”), which agreement shall continue in full force and effect. For greater certainty, this agreement and any discussions in connection therewith shall be treated by the Parties hereto as strictly confidential and shall not (without the prior consent of the other Parties hereto or as contemplated or provided herein) be disclosed by any Party hereto to any person other than a director, officer, employee, agent, shareholder or professional advisor of or to that Party with a need to know for purposes connected with the Transaction or other matters contemplated by this agreement and then only on a confidential basis and also on the basis that the Party concerned will be liable for any breach of confidentiality by a person to whom it makes disclosure. In the event of a conflict between the provisions hereof and any provision of the Confidentiality Agreement, the provisions hereof shall prevail.

(j)

Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile transmission or sent by prepaid overnight courier to the parties at the following addresses (or at such other addresses as shall be specified by either party by notice to the other party); provided that notice to the respective legal counsel of New Gold, Metallica and Peak Gold set out below shall not constitute notice from one party to the other party under this Agreement:

(i)

if to New Gold :

New Gold Inc.
70 University Avenue, Suite 1460
Toronto, Ontario M5J 2M4

Attention: John Pitcher, General Counsel & Secretary
Facsimile: (416) 977-5406
with a copy to:
Fraser Milner Casgrain
39th Floor, First Canadian Place 100 King Street West
Toronto, Ontario M5X 1B2

Attention: John Sabine
Facsimile: (416) 863-4592

(ii)

if to Metallica :

Metallica Resources Inc.
c/o Metallica Management Inc.
12200 E. Briarwood Avenue Suite 165
Centennial, Colorado
80112

Attention: Richard J. Hall, President and Chief Executive Officer
Fax: (303) 796-0265

with a copy to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1B9

Attention: Jay Kellerman
Facsimile: (416) 947-0866

(iii)

if to Peak Gold :

Peak Gold Ltd.
Suite 3110 – 666 Burrard St.
Vancouver, British Columbia
V6C 2X8

Attention: Susan Toews, Corporate Secretary
Facsimile: (604) 696-4110

with a copy to:

Cassels Brock & Blackwell LLP
2100 Scotia Plaza - 40 King Street West
Toronto, Ontario M5H 3C2

Attention: Paul M. Stein
Facsimile: 416 350 6949

(k)

Entire Agreement: This agreement, including Schedule “A” hereto and the Peak Gold Disclosure Memorandum, Metallica Disclosure Memorandum and New Gold Memorandum, each of which form part hereof, together with the Confidentiality Agreement, contains the entire agreement between the Parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings with respect thereto.

Would you kindly signify your acceptance of the terms contained herein by executing the enclosed duplicate copy hereof in the place indicated and thereafter returning such executed copy to New Gold by no later than 8 a.m. (Toronto time) on March 31, 2008, failing which this agreement shall be of no force or effect.

NEW GOLD INC.

By:	“Clifford J. Davis”
President and Chief Executive Officer

PEAK GOLD LTD.

By:	“Robert Gallagher”
President and Chief Executive Officer

METALLICA RESOURCES INC.

By:	“Richard J. Hall”
President and Chief Executive Officer

SCHEDULE “A”
ACQUISITION PROPOSALS AND TERMINATION FEE

1.

Acquisition Proposals and Superior Proposals

(a)

“Acquisition Proposal” means any proposal or offer made by a third party (other than, in the case of Peak Gold and Metallica, New Gold or a subsidiary of New Gold) regarding a merger, amalgamation, statutory arrangement, share exchange, business combination, recapitalization, take-over bid, tender offer, sale or other disposition of 20% or more of the assets of such Party (on a consolidated basis) in a single transaction or a series of related transactions (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale or other disposition of 20% or more the assets of such Party), reorganization, liquidation, winding-up, sale, issue or redemption of 20% or more of the total number of common shares or rights or interests therein or thereto or similar transactions involving such Party and/or its subsidiaries (other than the Transaction);

(b)

“Superior Proposal” means a bona fide written Acquisition Proposal made by a third party with whom the Party to which it is made (the “Target”) and each of its officers and directors deals at arm’s length to, directly or indirectly, acquire assets that individually or in the aggregate constitute 50% or more of the assets (on a consolidated basis) of the Target or not less than 50% of the common shares of the Target, whether by way of merger, amalgamation, arrangement, share exchange, takeover bid, business combination, or otherwise, and that the Board of Directors of the Target determines in good faith after consultation with its financial advisors and outside legal counsel: (a) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (b) is not subject to any extraordinary due diligence condition(s); (c) is fully financed or is reasonably capable of being fully financed; (d) that is offered or made to all shareholders in Canada and the United States of the Target on the same terms; and (e) would in the opinion of the Board of Directors of the Target acting in good faith if consummated in accordance with its terms (without assuming away the risk of non-completion), result in a transaction more favourable to the shareholders of the Target, from a financial point of view, than the terms of the Transaction;

2.

Covenants Regarding Non-Solicitation

(a)

Each Party shall, and shall direct and cause its respective officers, directors, employees, representatives, advisors and agents and its subsidiaries and their representatives, advisors, agents, officers, directors and employees to immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion or negotiation with any parties that may be ongoing with respect to an Acquisition Proposal whether or not initiated by such Party, and each Party shall request the return of information regarding such Party and its respective subsidiaries previously provided to such parties and shall request the destruction of all materials including or incorporating any confidential information regarding such Party and its subsidiaries. Each Party agrees not to release any third party from any confidentiality agreement relating to a potential Acquisition Proposal to which such third party is a party. Each Party further agrees not to release any third party from any standstill or similar agreement or obligation to which such third party is a party or by which such third party is bound (it being understood and agreed that the automatic termination of a standstill provision due to the announcement of the Transaction or the entry into this Letter Agreement shall not be a violation of this Section 2(a)).

(b)

Subject to Section 3 of this Schedule “A” or unless permitted pursuant to Section 2, each Party agrees that it shall not, and shall not authorize or permit any of its officers, directors, employees, representatives, advisors or agents or its subsidiaries, directly or indirectly, to:

(i)

make, solicit, initiate, entertain, encourage, promote or facilitate, including by way of furnishing information, permitting any visit to its facilities or properties or entering into any form of agreement, arrangement or understanding, any inquiries or the making of any proposals regarding an Acquisition Proposal or that may be reasonably be expected to lead to an Acquisition Proposal;

(ii)

participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise cooperate with, respond to, assist or participate in any Acquisition Proposal or potential Acquisition Proposal;

(iii)

remain neutral with respect to, or agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until 15 days following formal announcement of such Acquisition Proposal shall not be considered to be a violation of this paragraph (b)(iii));

(iv)

withdraw, modify, qualify or change in a manner adverse to any other Party, or publicly propose to or publicly state that it intends to withdraw, modify, qualify or change in a manner adverse to any other Party the approval, recommendation or declaration of advisability of its Board of Directors of the Transaction (a “Change in Recommendation”) (it being understood that failing to affirm the approval or recommendation of its Board of Directors of the Transaction within 15 days after an Acquisition Proposal relating to such Party has been publicly announced and, in circumstances where no Acquisition Proposal has been made, within two business days of being requested to do so by any other Party, shall be considered an adverse modification);

(v)

enter into any agreement, arrangement or understanding related to any Acquisition Proposal or requiring it to abandon, terminate or fail to consummate the Transaction or providing for the payment of any break, termination or other fees or expenses to any person in the event that any other Party or any of its subsidiaries completes the Transaction or any other transaction with the other Party or any of its affiliates agreed to prior to any termination of this Letter Agreement; or

(vi)

make any public announcement or take any other action inconsistent with the recommendation of its Board of Directors to approve the Transaction.

Notwithstanding the foregoing part of this paragraph (b) and any other provisions of this Letter Agreement:

(A)

The Board of Directors of a Party (in this section, the “Solicited Party”) may consider, participate in any discussions or negotiations with and provide information to, any person who has delivered a written Acquisition Proposal which was not solicited or encouraged by the Solicited Party after the date of this Letter Agreement and did not otherwise result from a breach of this Section 2 by the Solicited Party and that its Board of Directors determines in good faith, after consultation with its financial advisor and outside legal counsel may reasonably be expected to constitute a Superior Proposal provided, however, that prior to taking any such action the Board of Directors of the Solicited Party determines in good faith, after consultation with outside counsel that it is necessary to take such action in order to discharge properly its fiduciary duties, and if the Solicited Party provides confidential non-public information to such person, the Solicited Party obtains a confidentiality and standstill agreement from the person making such Acquisition Proposal that is substantively the same as the confidentiality agreement between the Parties hereto, and otherwise on terms no more favourable to such person than such confidentiality agreement, including a standstill provision at least as stringent as contained in such confidentiality agreement; provided, however, that it shall not preclude such person from making a Superior Proposal. If a Solicited Party receives a request for material nonpublic information from a person who proposes to make an Acquisition Proposal and the Board of Directors of the Solicited Party determines in good faith that such Acquisition Proposal, if made, could reasonably be expected to lead to a Superior Proposal and provided that the Solicited Party obtains a confidentiality and standstill agreement from the person making such Acquisition Proposal that is substantively the same as the confidentiality agreement between the Parties hereto, and otherwise on terms no more favourable to such person than such confidentiality agreement including a standstill provision at least as stringent as contained in such confidentiality agreement provided, however, that it shall not preclude such person from making a Superior Proposal, the Solicited Party shall be permitted to provide such person with access to information regarding the Solicited Party; provided that the Solicited Party sends a copy of any such confidentiality agreement to the other Parties promptly upon its execution and the other Parties are provided with a list of the information provided to such person and are immediately provided with access to similar information to which such person was provided;

(B)

Nothing contained in this Section 2 or elsewhere in this agreement shall prohibit the Board of Directors of a Party from making a Change in Recommendation or from making any disclosure to its shareholders if, in the good faith judgment of the Board of Directors, after consultation with outside counsel, such action is necessary for the Board of Directors to act in a manner consistent with its fiduciary duties or is otherwise required under applicable laws, provided that in the case of a proposal to make a Change in Recommendation that does not relate to a Superior Proposal and except as may otherwise be necessary for its Board of Directors to act in a manner consistent with its fiduciary duties, not less than 48 hours before its Board of Directors considers any such proposal such Party shall give the other Parties written notice of such proposal and promptly advise the other Parties of its Board of Directors’ intention to consider such proposal.

The foregoing provisions of this subparagraph (B) shall not relieve a Party from its obligation to proceed to call and hold a special meeting of its shareholders and to hold the vote on the resolution relating to the Transaction, except in circumstances where this Letter Agreement is terminated in accordance with the terms hereof.

(C)

Nothing contained in this section 2 shall prohibit the Board of Directors of a Party from distributing a circular in compliance with applicable Canadian and U.S. securities laws, as applicable, in response to a take-over bid, provided however that the Board of Directors of a Party shall not, except as permitted by Section 2 or 3 of this Schedule “A”, withdraw or modify, or propose to withdraw or modify, its recommendation with respect to the Transaction or approve or recommend or propose to approve or recommend an Acquisition Proposal.

(c)

From and after the date of this Letter Agreement, each Party shall promptly (and in any event within 24 hours) notify the other Parties, at first orally and then in writing, of any proposals, offers or written inquiries relating to or constituting an Acquisition Proposal, or any request for nonpublic information relating to such Party or any of its subsidiaries. Such notice shall include a description of the terms and conditions of any proposal, inquiry or offer, the identity of the person making such proposal, inquiry or offer and provide such other details of the proposal, inquiry or offer as the other Party may reasonably request. Each Party shall keep the other Parties fully informed on a prompt basis of the status, including any change to the material terms, of any such inquiry, proposal or offer.

(d)

Each Party shall ensure that its officers, directors and employees and its subsidiaries and their officers, directors, employees and any financial advisors or other advisors or representatives retained by it are aware of the provisions of this Section 2, and it shall be responsible for any breach of this Section 2 by such officers, directors, financial advisors or other advisors or representatives.

3.

Right to Accept a Superior Proposal

(a)

If a Party has complied with Section 2 of this Schedule “A” with respect thereto, such Party (the “Terminating Party”) may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality agreement, the execution of which shall not be subject to the conditions of this Section 3) received prior to the date of approval of the Transaction by its shareholders and terminate this Letter Agreement if, and only if: (i) the Terminating Party has provided each of the other Parties with a copy of the Superior Proposal document; (ii) the Terminating Party has provided each of the other Parties with the information regarding such Superior Proposal required under Section 2(c); (iii) the Board of Directors of the Terminating Party has determined in good faith after consultation with outside legal counsel and its financial advisors that it is necessary in order for the Board of Directors to discharge properly its fiduciary duties to withdraw or modify its approval or recommendation of this Letter Agreement and to approve or recommend such Superior Proposal; and (iv) in the event that the Terminating Party is either Metallica or Peak Gold, four business days shall have elapsed from the later of the date the other Parties received written notice (a “Superior Proposal Notice”) advising them that the Terminating Party’s Board of Directors has resolved to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal subject only to this Section 3, and the date such Parties received a copy of such Superior Proposal document. In the event that a Terminating Party provides the other Parties with a Superior Proposal Notice on a date that is less than seven business days prior to its meeting of shareholders the Terminating Party shall, at the request of the other Parties, adjourn such meeting to a date that is not less than five business days and not more than 15 days after the date of the Superior Proposal Notice. If the circular has been sent to shareholders of the Terminating Party prior to the expiry of the four business day period set forth in this Section 3(c) and, during such period, any other Party requests in writing that the special meeting of the Terminating Party shareholders proceed, unless otherwise ordered by a court, the Terminating Party shall continue to take all reasonable steps necessary to hold its special meeting and to cause the Transaction to be voted on at such meeting. For purposes of interpretation, references in this Section 3(a) to “the other Parties” shall, in the event that more than one Party receives a Superior Proposal, mean the Party that does not receive a Superior Proposal, and the provisions of this Section 3(a) shall apply mutatis mutandis.

(b)

During the four business day period referred to in Section 3(a)(v) of this Schedule “A”, the Terminating Party agrees that New Gold shall have the right, but not the obligation, to offer in writing to amend the terms of this Letter Agreement. The terms of any proposed amendment to this Letter Agreement shall be provided by New Gold to the Terminating Party and the other Party (the “Other Party”) concurrently. The Board of Directors of the Terminating Party and the Other Party will review any written proposal by New Gold to amend the terms of this Letter Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether: (i) in the case of the Terminating Party, the amended proposal would, upon acceptance by the Terminating Party, result in such Superior Proposal ceasing to be a Superior Proposal; and (ii) in the case of the Other Party, whether the terms of the Transaction, as amended in accordance with such proposal, remain fair, from a financial point of view, to the shareholders of the Other Party. If the Board of Directors of the Terminating Party so determines, it will (subject to the election of the Other Party as set forth in the last sentence of this Section 3(b)), enter into an amended agreement with New Gold and the Other Party reflecting the amended proposal. If the Board of Directors of the Terminating Party does not so determine, the Terminating Party may accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal, subject to compliance with Section 4 hereof. If the Board of Directors of the Other Party determines that the terms of the Transaction, if amended as proposed by New Gold, would no longer be fair, from a financial point of view, to its shareholders, it shall have the right to terminate this Letter Agreement by notice to the Terminating Party and New Gold.

(c)

Each Party also acknowledges and agrees that each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under clause (v) of Section 3(a) of this Schedule “A” and will initiate an additional four business day notice period.

4.

Termination Payment

In the event that:

(a)

a Party enters into an Agreement to effect an Acquisition Proposal that is a Superior Proposal in accordance with Section 3 of this Schedule A; or

(b)

a Party makes a Change of Recommendation in respect of the Transaction;

then such Party (the “Terminating Party”) shall pay to the other Parties (the “Non-Terminating Parties”) an aggregate amount in cash equal to; (a) $22,000,000 in the event that Metallica is the Terminating Party; (b) $18,000,000 in the event Peak Gold is the Terminating Party; or (c) $8,000,000 in the event that New Gold is the Terminating Party (any such payment, the “Termination Payment”), in immediately available funds. No Terminating Party shall be obligated to make payment greater in aggregate than such amount pursuant to this Section 4 and, for greater certainty, no Party shall be entitled to receive a Termination Payment from more than one Party.. Each Non-Terminating Party shall be entitled to an amount equal to 50% of a Termination Payment. Each of the Parties hereby acknowledges that the portion of any Termination Payment to which they may become entitled as a Non-Terminating Party is a payment of liquidated damages which is a genuine pre-estimate of the damages which such Non-Terminating Party will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Transaction and is not a penalty. Each Party hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt by a Party of the portion of the Termination Payment to which such Party is entitled, such Party shall have no further claim against the Terminating Party in respect of the failure to complete the Transaction, provided that nothing herein shall preclude a Non-Terminating Party from seeking injunctive relief to restrain any breach or threatened breach by a Terminating Party of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.

In addition to the foregoing, if this Agreement is terminated pursuant to Section 17(e) hereof due to the failure by the shareholders of one or more of the Parties to approve the Transaction (such Party the “Non-Approving Party”) at the relevant Meeting, and prior to such Meeting, a bona fide Acquisition Proposal, or the intention to enter a bona fide Acquisition Proposal with respect to the Non-Approving Party, has been publicly announced and not withdrawn and within 6 months of the date of such termination:

(A)

the Person who made such Acquisition Proposal or an affiliate of such Person:

(w)

directly or indirectly acquires the Non-Approving Party by takeover bid, arrangement, business combination or otherwise;

(x)

directly or indirectly acquires the assets of the Non-Approving Party or one or more of its subsidiaries that: (1) constitute more than 50% of the consolidated assets of the Non-Approving Party; (2) generate more than 50% of the consolidated revenue of the Non-Approving Party; or (3) generate more than 50% of the consolidated operating income of the Non-Approving Party;

(y)

directly or indirectly acquires more than 50% of the voting or equity securities of the Non-Approving Party; or

(B)

the Non-Approving Party and/or one or more of its subsidiaries enters into a definitive agreement in respect of or the non-Approving Party’s Board approves or recommends a transaction contemplated by (A) above with the Person or such affiliate that made such Acquisition Proposal and that transaction is consummated at any time thereafter, then the Non-Approving Party shall pay to the other Parties the Termination Fee set out above.